United States securities and exchange commission logo





                              June 11, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed May 26, 2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

       Amendment No. 5 to Form 1-A filed May 26, 2021

       General

   1. We note your response to comment 2; however, we do not see the revisions. Please provide the principal
occupations and employment of the officers and directors during the last five years and the
name and principal business of any corporation or other
                                                        organization in which
the occupations and employment were carried on. If the officers and directors were
self-employed during the last five years, please revise the disclosure to so indicate.
 Ricardo Haynes
FirstName  LastNameRicardo Haynes
Bear Village, Inc.
Comapany
June       NameBear Village, Inc.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Dilution, page 12

2. We note your response to comment 4. Based upon the offering price of $5.00 per share and net tangible book value per share after offering of $1.1252, it appears that dilution to new investors is $3.87 per share. Please revise or explain to us why a revision is unnecessary.
Use of Proceeds to Issuer, page 16

3. We note your revisions in response to comment 5. Please expand your footnote disclosure to provide support for your assumptions regarding condominium sales and clarify if traditional construction financing has been secured, and if so, the terms of the financing.
The Company's Properties
Bear Village Asset Holdings -- TN, LLC, page 24

4. We note your response to comment 7. On page 24, the reference to $10 million in operational income per year remains. On page 33, the reference to $100 million was removed but the reference to $10 million remains. Please revise to delete the references or provide the bases and assumptions for these claims.
Note 5. Commitments and Contingencies, page F-9

5. We note your response to comment 10. Please revise the Notes to Financial Statements for consistency to properly reflect the period in which this transaction occurred.
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Donald Keer